Exhibit 10.24

January 18, 2001

Allen Swann

Prime Response

Goat Wharf

Brentford, TW8 OBA

United Kingdom

Dear Allen:

Chordiant Software, Inc. (“Company” or “Chordiant”) is pleased to offer you employment effective upon the closing of the transaction (“Merger”) between Chordiant and Prime Response subject to the terms and conditions of this letter. This employment offer is contingent upon the closing of the Merger. If the Merger does not close, this employment offer is withdrawn and has no effect.

You will be employed as the Executive Operations Officer of Worldwide Field Operations for the Prime Response Business with such duties as may be assigned to you. Your annual base salary will be $275,000, less standard deductions and withholdings. During the 2001 year, you will also be eligible to earn up to an additional $725,000 in incentive compensation, less standard deductions and withholdings, to be paid quarterly, such amount to be determined by the Company in its absolute discretion dependent upon whether you have achieved the annualized objectives to be established by the Board for your position. You will be eligible to receive a $300,000 retention bonus, less standard deductions and withholdings to be paid to you on closure of the agreement. Chordiant will treat your employment with Chordiant as continuous with your period of service with Prime Response for both statutory and benefits purposes. Your work location will remain unchanged. The Company reserves the right to change your job title, duties, work location, compensation and reporting structure in the future as it deems necessary and with your agreement or following consultation with you.

You previously were granted an option to purchase shares of common stock of Prime Response, Inc. under the Prime Response, Inc. 1998 Stock Option/Stock Issuance Plan (hereinafter, your “Prime Response Option”). Effective upon the closing of the Merger, your Prime Response Option will, subject to obtaining all necessary consents, be assumed by Chordiant and automatically converted into an option to purchase shares of Chordiant common stock. To reflect the difference between relative values of Prime Response, Inc. common stock prior to the Merger and the Chordiant common stock that will be subject to your assumed Prime Response Option, a proportional adjustment to the number of shares and exercise price under your Prime Response Option will be made. The Merger agreement specifies a formula for determining a ratio, referred to as the “Exchange Ratio,” which will apply for purposes of making these adjustments. The Exchange Ratio has not been finalized but we expect that it will be approximately 6/10 (or .60).

Specifically, the number of Prime Response shares subject to your Prime Response Option immediately prior to the Merger was multiplied by the Exchange Ratio to determine the number of Chordiant shares subject to your assumed Prime Response Option after the Merger. The per share exercise price of your Prime Response Option prior to the Merger will be divided by the Exchange Ratio to determine the new per share exercise price of your Assumed Prime Response Option. In making this adjustment, the adjusted number of shares will be rounded down to the next whole share, and the adjusted exercise price will be rounded up to the next whole cent, both to the extent necessary. Note that except for rounding differences, the total exercise price under your Prime Response Option (the exercise price per share times the number of shares) will remain the same. All remaining terms and conditions of your Prime Response Option will remain the same.

20400 Stevens Creek Blvd., Ste 400                Cupertino, CA 95014                Telephone: 408 517 6100 Facsimile: 408 517 0270

www.chordiant.com

In addition, subject to approval by the Company’s Board of Directors (the “Board”), you will be granted two (2) compensatory stock options to purchase shares of Chordiant common stock (the “Common Stock”) under the Company’s 1999 Equity Incentive Plan (the “Plan”). The first option (the “Equalization Option”) will be an incentive stock option to purchase that number of shares of Common Stock equal to the difference between the Prime Response Option before the adjustment described above and the Prime Response Option after the adjustment. The Equalization Option will be subject to a vesting schedule substantially similar to the vesting schedule of the unvested portion of your Prime Response Option immediately before the Merger. The second Option (the “Option”) also will be an incentive stock option to purchase 120,000 shares of Common Stock. The Common Stock covered by the Option will vest over two (2) years according to the following schedule: the shares covered by the Option will vest monthly for the twenty-four (24) months; all vesting of shares covered by the Option will cease upon termination of your service with the Company. The Common Stock covered by the Equalization Option and the Option will have an exercise price per share equal to the fair market value per share of the Common Stock on the date of grant (unless a different exercise price per share is determined by the Board on the date of grant in accordance with the terms and requirements of the Plan and applicable law). All other terms of the Equalization Option and the Option will be in accordance with the terms and requirements of the Plan and the Company’s form of stock option agreement.

The notice period defined in your Prime Response Offer Letter remains unchanged.

As a Chordiant employee, you will be eligible to participate in Chordiant’s Employee Benefits program, subject to and on the terms of the relevant plans and programs as amended from time to time.

You will be expected to sign a service agreement in a form to be provided by the Company as soon as reasonably practicable containing post-employment restrictions and other provisions that are satisfactory to the Company, including a provision that requires, among other things, the assignment of patent rights to any invention made during your employment at Chordiant and nondisclosure of proprietary information. It is a condition of employment that you sign this document.

Please sign below to indicate your acceptance of this offer and return it to Lisa Camarillo by mail or fax to Human Resources.

Sincerely,

/s/ Stephen Kelly

Stephen Kelly

President and COO

Accepted       /s/ Allen Swann                         Date Signed       23 January 2001

20400 Stevens Creek Blvd., Ste 400                Cupertino, CA 95014                Telephone: 408 517 6100 Facsimile: 408 517 0270

www.chordiant.com